Exhibit 10.3(i)

ADDENDUM TO TAX SHARING AGREEMENT

A.

This Addendum (the “Addendum”) to Tax Sharing Agreement dated as of August 20, 2015 (the “Agreement”) is made and entered as of the Effective Date by and between Guggenheim Life and Annuity Company, a Delaware corporation (“GLAC” or “Parent”), and Clear Spring Life Insurance Company, a Texas insurance company (“CSLIC”) (each a “Party” to this Addendum).

B.

Since the original Agreement was non-objected to and approved respectively by the Texas and Delaware Departments of Insurance, as part of an expansion application for authority submitted by CSLIC for a certificate of authority in California, the California Department of Insurance requested that certain language be inserted into the Agreement for safeguard purposes.

C.	The Parties are willing to add the requested language, set forth below, subject to the non-objection and/or approval of the Texas and Delaware Departments of Insurance.

NOW, THEREFORE, in consideration of the mutual benefits to be received by the Parties and the mutual covenants and agreements contained herein, the Parties agree that the recitals set forth above are adopted and made part of this Addendum and further agree as follows:

1.	Capitalized terms and underlined section and article references shall have the meanings and references set forth in the Agreement, unless the context indicates otherwise.

2.	The Effective Date of this Addendum shall be 11:59 pm. EST on August 20, 2015.

3.	Notwithstanding anything to the contrary in the Agreement, the following paragraph is hereby added to Section 3 of the Agreement:

Payables may be set up in lieu of actual payments hereunder as may be mutually agreed by CSLIC and GLAC provided that any such payable shall be established within the same time frame as if actual payments were remitted. If estimated taxes are paid on a consolidated basis, CSLIC shall remit its estimated tax payments to GLAC no earlier than 10 days prior to the due date of the estimated taxes. CSLIC’s liability shall be reduced by the amount of estimated taxes paid. If the amount of CSLIC’s total estimated tax payments differs from the amount of its actual liability as determined on a separate return-basis, then the difference shall be paid by CSLIC or refunded to it, not more than 30 days after the amount of the difference has been calculated.

4.	The Parties reaffirm the agreements made by each in the Agreement.

5.	Integration; Construction; Counterparts

a.	All other terms and conditions of the Agreement shall remain unchanged; provided, that in the event of any inconsistency between this Addendum and the Agreement, this Addendum shall control.

b.	The terms of this Addendum cannot be modified except by written agreement in a document signed by duly authorized representatives of each of the Parties.

c.

This Addendum may be executed in counterparts by electronic mail or facsimile and each shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

[Signature Page Follows’]

Execution

IN WITNESS WHEREOF, the Parties hereto have caused this Addendum to be executed on the date indicated below.

GUGGENHEIM LIFE AND ANNUITY COMPANY	CLEAR SPRING LIFE INSURANCE COMPANY

By: Daniel J. Towriss
Title: Chief Executive Officer and President Date: July 25, 2016	James Purvis Title: Chief Operating Officer Date: July 25, 2016

ATTEST By: Stephen M. Coons Title: Assistant Secretary Date: July 25, 2016	ATTEST: By: Stephen M. Coons Title: Assistant Secretary Date: July 25, 2016

Signature Page to GLAC/CSLIC Addendum to Tax Sharing Agreement

I hereby attest that the attached executed agreement has not been altered, modified or in any way amended, except as herein listed, from the original agreement submitted on June 17, 2016 to the Delaware Insurance Department for approval.

N/A

Attest:

/s/ James Purvis
James Purvis
Title: Chief Operating Officer

Date: July 25, 2016